January 27, 2010

Via Edgar and Facsimile (703-813-6983)

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4561

            Re:      Independent Bank Corporation

                        Registration Statement on Form S-4

                        Filed January 26, 2010

                        File No. 000-07818

Ladies and Gentlemen:

            This letter is being transmitted concurrently with the filing of a registration statement on Form S‑4 (the "Registration Statement") by Independent Bank Corporation (the "Corporation").  The purpose of the Registration Statement is to register shares of the Corporation's common stock in connection with the Corporation's planned offers to exchange such common stock for outstanding trust preferred securities issued by four of its trust subsidiaries.  The purpose of this letter is to explain various aspects of the proposed exchange offers and the Corporation's intent with respect to the registration of the shares of common stock.

            First, the Corporation does not currently intend to commence the exchange offers until the audit of its 2009 financial statements has been completed, which the Corporation currently expects to occur at the end of February.  At that time, the Corporation intends to file an amendment to the Registration Statement in which it will update the financial statements included within the Registration Statement to include 2009 financials, in accordance with Regulation S-X.

Second, the Corporation has omitted pricing information from the Registration Statement (i.e., the "Exchange Values" and the "Early Tender Premium Values" to be offered to holders of the trust preferred securities) because the Corporation has not yet determined these terms of the exchange offers.  All information in the Registration Statement dependent on pricing, including the tables set forth under "Unaudited Pro Forma Financial Information," has similarly been omitted for this reason.  The Corporation indicated a range of potential pricing in its definitive proxy statement filed with the Securities and Exchange Commission on December 18, 2009, which proxy statement also included pro forma financial information.  The Corporation believes any inclusion of pricing information in the Registration Statement, even within the range specified in the proxy statement and even with appropriate disclaimers, is unnecessary and inappropriate until these pricing terms have been determined.

January 27, 2010

            Third, by this letter, the Corporation confirms that, upon commencing the exchange offers, the exchange offers will remain open for a minimum period of 20 business days.

            Finally, the number of shares of common stock being registered exceeds the number of shares of common stock the Corporation is currently authorized to issue.  A special meeting of the Corporation's shareholders is scheduled for Friday, January 29, 2010.  One of the proposals submitted to the shareholders at such special meeting is a proposed amendment to the Corporation's Restated Articles of Incorporation to increase the number of shares of common stock the Corporation is authorized to issue.  The commencement of the exchange offers described in the Registration Statement is subject to shareholder approval of such proposal.

            If you have any questions regarding the substance of this letter or the Registration Statement, please contact me or our legal counsel, Kimberly Baber, at 616-336-6851.

Very truly yours,

Independent Bank Corporation

/s/ Robert N. Shuster

Robert N. Shuster

Executive Vice President and

Chief Financial Officer